Mail Stop 3561

March 6, 2009

Robert H. Donehew, Chief Executive Officer
Golf Rounds.com, Inc.
111 Village Parkway, Building #2
Marietta, Georgia 30067

      Re: **Golf Rounds.com, Inc.**
              Form 10-KSB for fiscal year ended August 31, 2008
              Filed November 7, 2008
              File No. 000-10093

Dear Mr. Donehew:

      We have completed our review of your filings and related documents and have no further comments at this time.

                       Sincerely,

                       John Reynolds
                       Assistant Director

cc: Brian L. Ross, Esq.
       Fax: (212) 818-8881
       Robert H. Donehew, CEO
       Fax: (770) 984-2720